EXHIBIT 99.1
25 June 2020
National Grid plc ('National Grid' or 'the Company')

Publication of Annual Report and Accounts and
Notice of 2020 Annual General Meeting

National Grid has today published the following documents:
-     Annual Report and Accounts 2019/20
-     Annual Report on Form 20-F 2019/20
-     Notice of 2020 Annual General Meeting ('AGM')
In compliance with LR 9.6.1R, the Annual Report and Accounts 2019/20 and Notice of 2020 AGM have been submitted to the Financial Conduct Authority via the National Storage Mechanism and will shortly be available to the public for inspection at https://www.fca.org.uk/markets/primary-markets/regulatory-disclosures/national-storage-mechanism

In addition, the Annual Report on Form 20-F 2019/20 has today been filed with the US Securities and Exchange Commission and will shortly be available at
www.sec.gov/edgar/searchedgar/companysearch.html. Shareholders resident in the United States can receive a hard copy of the Company's audited financial statements free of charge on request by contacting The Bank of New York Mellon toll free on +1-800-555-2470

The documents listed above are available electronically on National Grid's website at http://investors.nationalgrid.com/news-and-reports/reports

Notice of 2020 Annual General Meeting

National Grid's 2020 AGM will be held at 1.45pm (UK time) on Monday 27 July 2020 at National Grid’s Office, 35 Homer Road, Solihull B91 3QJ.

In light of the COVID-19 pandemic and the current UK government restrictions which prohibit, among other things, public gatherings, this year’s AGM will be held in a different format to that of previous years, while still allowing shareholders to exercise their voting rights. The health and safety of our shareholders and colleagues is always our main priority and we are committed to supporting the UK government’s efforts in relation to this pandemic. The AGM will take place as a closed meeting. This means the AGM will be held with only the minimum number of persons in attendance as is legally required to form a quorate meeting. Two Directors, each of whom is either a shareholder, or a proxy or corporate representative appointed by a shareholder, will attend the meeting. Please do not travel to the AGM as anyone who seeks to attend in person will be refused entry.

We strongly urge all shareholders to register their votes in advance by appointing the Chairman of the AGM as their proxy and giving voting instructions. We do not recommend the appointment of any other person as your proxy as they will not be able to attend the AGM and your vote will not be counted.

The Board recognises the ongoing importance of communication with shareholders at this time and is pleased to confirm that the Company will be holding a live webcast for shareholders following the conclusion of the formal business of the meeting. The webcast will take place on Monday 27 July 2020, commencing at 2.00pm (UK time). Viewing the live webcast will not constitute formal attendance at the AGM.

For more details on how to vote at this years AGM and how to register for the live webcast please refer to the Notice of 2020 AGM which can be found at https://investors.nationalgrid.com/shareholder-information/agm/2020.

As this is a rapidly changing situation, the Company will announce any further changes to the arrangements for holding the AGM and update the Company's website accordingly.

Compliance with DTR 6.3.5R
The information included in the final results announcement released on 18 June 2020, together with the information in the Appendices to this announcement which is extracted from the Annual Report and Accounts 2019/20, constitute the materials required by the FCA's Disclosure Guidance and Transparency Rule 6.3.5R. This announcement is not a substitute for reading the Annual Report and Accounts 2019/20 in its entirety.

Megan Barnes
Head of Company Secretariat
OAM: Annual financial and audit reports
National Grid LEI: 8R95QZMKZLJX5Q2XR704

APPENDIX
Statement of Directors' Responsibilities
The Directors are responsible for preparing the Annual Report and Accounts, including the Group financial statements and the Parent Company financial statements in accordance with applicable law and regulations.
Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors are required to prepare the Group financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union and Article 4 of the IAS Regulation and have elected to prepare the Parent Company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law), including FRS 101 ‘Reduced Disclosure Framework’. Under company law, the Directors must not approve the accounts unless they are satisfied that they give a true and fair view of the state of affairs of the Group and Parent Company and of the profit or loss of the Group and Parent Company for that period.

In preparing the Group financial statements, International Accounting Standard 1 requires that Directors:
•properly select and apply accounting policies;
•present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
•provide additional disclosures when compliance with the specific requirements in IFRSs are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity’s financial position and financial performance; and
•make an assessment of the Group’s ability to continue as a going concern.
In preparing the Parent Company financial statements, the Directors are required to:
•select suitable accounting policies and then apply them consistently;
•make judgments and accounting estimates that are reasonable and prudent;
•state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
•prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.
The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Group and Parent Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Group and Parent Company on a consolidated and individual basis, and to enable them to ensure that the Group financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Parent Company and its subsidiaries and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.
The Directors are responsible for the maintenance and integrity of the Company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.
Having made the requisite enquiries, so far as the Directors in office at the date of the approval of this Report are aware, there is no relevant audit information of which the auditors are unaware and each Director has taken all reasonable steps to make themselves aware of any relevant audit information and to establish that the auditors are aware of that information.
Each of the Directors, whose names and functions are listed on pages 66 – 67, confirms that:
•to the best of their knowledge, the Group financial statements and the Parent Company financial statements, which have been prepared in accordance with IFRSs as issued by the IASB and IFRS as adopted by the European Union and UK GAAP FRS 101 respectively, give a true and fair view of the assets, liabilities, financial position and profit of the Company on a consolidated and individual basis;
•to the best of their knowledge, the Strategic Report contained in the Annual Report and Accounts includes a fair review of the development and performance of the business and the position of the Company on a consolidated and individual basis, together with a description of the principal risks and uncertainties that it faces; and
•they consider that the Annual Report and Accounts, taken as a whole, are fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy.
This Responsibilities Statement was approved by the Board and signed on its behalf.

Directors’ Report
The Directors’ Report, prepared in accordance with the requirements of the Companies Act 2006 and the UK Listing Authority’s Listing Rules, and Disclosure Rules and Transparency Rules, comprising pages 1 – 107 and 216 – 252, was approved by the Board and signed on its behalf.
Strategic Report
The Strategic Report, comprising pages 1 – 62, was approved by the Board and signed on its behalf.
By order of the Board
Alison Kay
Group General Counsel & Company Secretary
17 June 2020
Company number: 4031152

Risk Management
The following is extracted in full and unedited from the Annual Report and Accounts 2019/20, pages 227-230.
Risk factors
Management of our risks is an important part of our internal control environment, as we describe on pages 22 – 25. In addition to the principal risks listed, we face a number of inherent risks that could have a material adverse effect on our business, financial condition, results of operations and reputation, as well as the value and liquidity of our securities.
Any investment decision regarding our securities and any forward-looking statements made by us should be considered in the light of these risk factors and the cautionary statement set out on page 258. An overview of the key inherent risks we face is provided below.
Potentially harmful activities
Aspects of the work we do could potentially harm employees, contractors, members of the public or the environment.
Potentially hazardous activities that arise in connection with our business include: the generation, transmission and distribution of electricity; and the storage, transmission and distribution of gas. Electricity and gas utilities also typically use and generate hazardous and potentially hazardous products and by-products. In addition, there may be other aspects of our operations that are not currently regarded or proved to have adverse effects but could become so, such as the effects of electric and magnetic fields.
A significant safety or environmental incident, or the failure of our safety processes or of our occupational health plans, as well as the breach of our regulatory or contractual obligations or our climate change targets, could materially adversely affect our results of operations and our reputation.

Safety is a fundamental priority for us and we commit significant resources and expenditure to ensuring process safety; to monitoring personal safety, occupational health and environmental performance; and to meeting our obligations under negotiated settlements.
We are subject to laws and regulations in the UK and US governing health and safety matters to protect the public and our employees and contractors, who could potentially be harmed by these activities, as well as laws and regulations relating to pollution, the protection of the environment, and the use and disposal of hazardous substances and waste materials.
These expose us to costs and liabilities relating to our operations and properties, including those inherited from predecessor bodies, whether currently or formerly owned by us, and sites used for the disposal of our waste.
The cost of future environmental remediation obligations is often inherently difficult to estimate and uncertainties can include the extent of contamination, the appropriate corrective actions and our share of the liability. We are increasingly subject to regulation in relation to climate change and are affected by requirements to reduce our own carbon emissions as well as to enable reduction in energy use by our customers. If more onerous requirements are imposed or our ability to recover these costs under regulatory frameworks changes, this could have a material adverse impact on our business, reputation, results of operations and financial position.
Pandemics
We face risks related to health epidemics and other outbreaks.
As seen in the context of COVID-19, pandemics and their associated counter measures may affect countries, communities, supply chains and markets, including the UK and our service territory in the US. The spread of such pandemics could have adverse effects on our workforce, which could affect our ability to maintain our networks and provide service. In addition, disruption of supply chains could adversely affect our systems or networks.
Pandemics such as COVID-19 can also result in extraordinary economic circumstances in our markets which could negatively affect our customers’ ability to pay our invoices in the US or the charges payable to the system operators for transmission services in the UK. The suspension of debt collection and customer termination activities across our service area in response to such pandemics is likely to result in near-term lower customer collections, and could result in increasing levels of bad debt and associated provisions.
The extent to which pandemics such as COVID-19 may affect our liquidity, business, financial condition, results of operations and reputation will depend on future developments, which are highly uncertain and cannot be predicted, and will depend on the severity of the relevant pandemic, the scope, duration, cost to National Grid and overall economic impact of actions taken to contain it or treat its effects.
Infrastructure and IT systems
We may suffer a major network failure or interruption, or may not be able to carry out critical operations due to the failure of infrastructure, data or technology or a lack of supply.
Operational performance could be materially adversely affected by: a failure to maintain the health of our assets or networks; inadequate forecasting of demand; inadequate record keeping or control of data or failure of information systems and supporting technology. This, in turn, could cause us to fail to meet agreed standards of service, incentive and reliability targets, or be in breach of a licence, approval, regulatory requirement or contractual obligation. Even incidents that do not amount to a breach could result in adverse regulatory and financial consequences, as well as harming our reputation.
Where demand for electricity or gas exceeds supply, including where we do not adequately forecast and respond to disruptions in energy supplies, and our balancing mechanisms are not able to mitigate this fully, a lack of supply to consumers may damage our reputation.
In addition to these risks, we may be affected by other potential events that are largely outside our control, such as the impact of the COVID-19 pandemic (including on our operations and as a result of large-scale working from home by our employees), weather (including as a result of climate change and major storms), unlawful or unintentional acts of third parties, insufficient or unreliable supply, or force majeure.
Weather conditions can affect financial performance, and severe weather that causes outages or damages infrastructure, together with our actual or perceived response, could materially adversely affect operational and potentially business performance and our reputation.
Malicious attack, sabotage or other intentional acts, including breaches of our cyber security, may also damage our assets (which include critical national infrastructure) or otherwise significantly affect corporate activities and, as a consequence, have a material adverse impact on our reputation, business, results of operations and financial condition.
Unauthorised access to, or deliberate breaches of, our IT systems may also lead to manipulation of our proprietary business data or customer information. Unauthorised access to private customer information may make us liable for a violation of data privacy regulations. Even where we establish business continuity controls and security against threats to our systems, these may not be sufficient.
Law, regulation and political and economic uncertainty
Changes in law or regulation, or decisions by governmental bodies or regulators and increased political and economic uncertainty, could materially adversely affect us.
Most of our businesses are utilities or networks subject to regulation by governments and other authorities. Changes in law or regulation or regulatory policy and precedent (including any changes arising as a result of emergency legislation to address the COVID-19 pandemic and the UK’s exit from the European Union), including decisions of governmental bodies or regulators, in the countries or states in which we operate could materially adversely affect us. We may fail to deliver any one of our customer, investor and wider stakeholder propositions due to increased political and economic uncertainty.
If we fail to engage in the energy policy debate, we may be unable to influence future energy policy and deliver our strategy.

Decisions or rulings concerning the following (as examples) could have a material adverse impact on our results of operations, cash flows, the financial condition of our businesses and the ability to develop those businesses in the future:
•the RIIO-2 price controls; whether licences, approvals or agreements to operate or supply are granted, amended or renewed; whether consents for construction projects are granted in a timely manner; or whether there has been any breach of the terms of a licence, approval or regulatory requirement; and
•timely recovery of incurred expenditure or obligations; the ability to pass through commodity costs; a decoupling of energy usage and revenue, and other decisions relating to the impact of general economic conditions on us, our markets and customers; implications of climate change and of advancing energy technologies; whether aspects of our activities are contestable; and the level of permitted revenues and dividend distributions for our businesses and in relation to proposed business development activities.
For further information, see pages 219 – 226, which explain our regulatory environment in detail.
Business performance
Current and future business performance may not meet our expectations or those of our regulators and shareholders.
Earnings maintenance and growth from our regulated gas and electricity businesses will be affected by our ability to meet or exceed efficiency targets and service quality standards set by, or agreed with, our regulators.
If we do not meet these targets and standards, or if we are not able to deliver the US rate plans strategy successfully, we may not achieve the expected benefits, our business may be materially adversely affected and our performance, results of operations and reputation may be materially harmed and we may be in breach of regulatory or contractual obligations.
Growth and business development activity
Failure to respond to external market developments and execute our growth strategy may negatively affect our performance. Conversely, new businesses or activities that we undertake alone or with partners may not deliver target outcomes and may expose us to additional operational and financial risk.
Failure to grow our core business sufficiently and have viable options for new future business over the longer term, or failure to respond to the threats and opportunities presented by emerging technology or innovation (including for the purposes of adapting our networks to meet the challenges of increasing distributed energy resources), could negatively affect the Group’s credibility and reputation and jeopardise the achievement of intended financial returns.
Our business development activities and the delivery of our growth ambition include acquisitions, disposals, joint ventures, partnering and organic investment opportunities, such as development activities relating to changes to the energy mix and the integration of distributed energy resources and other advanced technologies. These are subject to a wide range of both external uncertainties (including the availability of potential investment targets and attractive financing and the impact of competition for onshore transmission in both the UK and US) and internal uncertainties (including actual performance of our existing operating companies and our business planning model assumptions and ability to integrate acquired businesses effectively). As a result, we may suffer unanticipated costs and liabilities and other unanticipated effects.

We may also be liable for the past acts, omissions or liabilities of companies or businesses we have acquired, which may be unforeseen or greater than anticipated. In the case of joint ventures, we may have limited control over operations and our joint venture partners may have interests that diverge from our own.
The occurrence of any of these events could have a material adverse impact on our results of operations or financial condition, and could also impact our ability to enter into other transactions.
Exchange rates, interest rates and commodity price indices
Changes in foreign currency rates, interest rates or commodity prices could materially impact earnings or our financial condition.
We have significant operations in the US and are therefore subject to the exchange rate risks normally associated with non-UK operations including the need to translate US assets, liabilities, income and expenses into sterling (our reporting currency).
In addition, our results of operations and net debt position may be affected because a significant proportion of our borrowings, derivative financial instruments and commodity contracts are affected by changes in interest rates, commodity price indices and exchange rates, in particular the dollar-to-sterling exchange rate.
Furthermore, our cash flow may be materially affected as a result of settling hedging arrangements entered into to manage our exchange rate, interest rate and commodity price exposure, or by cash collateral movements relating to derivative market values, which also depend on the sterling exchange rate into the euro and other currencies.
Post-retirement benefits
We may be required to make significant contributions to fund pension and other post-retirement benefits.
We participate in a number of pension schemes that together cover substantially all our employees. In both the UK and US, the principal schemes are DB schemes where the scheme assets are held independently of our own financial resources.
In the US, we also have other post-retirement benefit schemes. Estimates of the amount and timing of future funding for the UK and US schemes are based on actuarial assumptions and other factors, including: the actual and projected market performance of the scheme assets; future long-term bond yields; average life expectancies; and relevant legal requirements
Actual performance of scheme assets may be affected by volatility in debt and equity markets (including as a result of the COVID-19 pandemic).
Changes in these assumptions or other factors may require us to make additional contributions to these pension schemes which, to the extent they are not recoverable under our price controls or state rate plans, could materially adversely affect the results of our operations and financial condition.
Financing and liquidity
An inability to access capital markets at commercially acceptable interest rates could affect how we maintain and grow our businesses.
Our businesses are financed through cash generated from our ongoing operations, bank lending facilities and the capital markets, particularly the long-term debt capital markets.

Some of the debt we issue is rated by credit rating agencies, and changes to these ratings may affect both our borrowing capacity and borrowing costs. In addition, restrictions imposed by regulators may also limit how we service the financial requirements of our current businesses or the financing of newly acquired or developing businesses.
Financial markets can be subject to periods of volatility and shortages of liquidity – for example, as a result of unexpected political or economic events or the COVID-19 pandemic. If we were unable to access the capital markets or other sources of finance at commercially acceptable rates for a prolonged period, our cost of financing may increase, the discretionary and uncommitted elements of our proposed capital investment programme may need to be reconsidered, and the manner in which we implement our strategy may need to be reassessed.
Such events could have a material adverse impact on our business, results of operations and prospects.
Some of our regulatory agreements impose lower limits for the long-term unsecured debt credit ratings that certain companies within the Group must hold or the amount of equity within their capital structures, including a limit requiring National Grid plc to hold an investment-grade long-term senior unsecured debt credit rating.
In addition, some of our regulatory arrangements impose restrictions on the way we can operate. These include regulatory requirements for us to maintain adequate financial resources within certain parts of our operating businesses and may restrict the ability of National Grid plc and some of our subsidiaries to engage in certain transactions, including paying dividends, lending cash and levying charges.
The inability to meet such requirements, or the occurrence of any such restrictions, may have a material adverse impact on our business and financial condition.
Our debt agreements and banking facilities contain covenants, including those relating to the periodic and timely provision of financial information by the issuing entity, and financial covenants, such as restrictions on the level of subsidiary indebtedness.
Failure to comply with these covenants, or to obtain waivers of those requirements, could in some cases trigger a right, at the lender’s discretion, to require repayment of some of our debt and may restrict our ability to draw upon our facilities or access the capital markets.
Customers and counterparties
Customers and counterparties may not perform their obligations.
Our operations are exposed to the risk that customers, suppliers, banks and other financial institutions, and others with whom we do business, will not satisfy their obligations, which could materially adversely affect our financial position.
This risk is significant where our subsidiaries have concentrations of receivables from gas and electricity utilities and their affiliates, as well as industrial customers and other purchasers, and may also arise where customers are unable to pay us as a result of increasing commodity prices or adverse economic conditions (including as a result of the COVID-19 pandemic).
To the extent that counterparties are contracted with for physical commodities (gas and electricity) and they experience events that impact their own ability to deliver, we may suffer supply interruption as described in Infrastructure and IT systems on page 228.

There is also a risk to us where we invest excess cash or enter into derivatives and other financial contracts with banks or other financial institutions. Banks who provide us with credit facilities may also fail to perform under those contracts.
Employees and others
We may fail to attract, develop and retain employees with the competencies (including leadership and business capabilities), values and behaviours required to deliver our strategy and vision and ensure they are engaged to act in our best interests.
Our ability to implement our strategy depends on the capabilities and performance of our employees and leadership at all levels of the business. Our ability to implement our strategy and vision may be negatively affected by the loss of key personnel (including personnel on sick leave or otherwise unable to work on an extended basis because of the COVID-19 pandemic) or an inability to attract, integrate, engage and retain appropriately qualified personnel, or if significant disputes arise with our employees.
As a result, there may be a material adverse effect on our business, financial condition, results of operations and prospects.
There is a risk that an employee or someone acting on our behalf may breach our internal controls or internal governance framework or may contravene applicable laws and regulations. This could have an impact on the results of our operations, our reputation and our relationship with our regulators and other stakeholders
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National Grid's Financial Timetable for 2020/21 financial year is currently scheduled as follows:

1 July 2020	ADRs go ex-dividend for 2019/20 final dividend
2 July 2020	Ordinary shares go ex-dividend for 2019/20 final dividend
3 July 2020	Record date for 2019/20 final dividend
9 July 2020	Scrip reference price announced
22 July 2020 (5pm London time)	Scrip election date
27 July 2020	2020 AGM
19 August 2020	2019/20 final dividend paid to qualifying shareholders
12 November 2020	2020/21 half year results
25 November 2020	ADRs go ex-dividend
26 November 2020	Ordinary shares go ex-dividend
27 November 2020	Record date for 2020/21 interim dividend
3 December 2020	Scrip reference price announced
14 December 2020 (5pm London time)	Scrip Election Date for 2020/21 interim dividend
13 January 2021	2020/21 interim dividend paid to qualifying shareholders
May 2021	2020/21 preliminary results